December 27, 2013

Via EDGAR

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington DC 20549
Attn:    Jim B. Rosenberg
Senior Assistant Chief Accountant

RE:    FBL Financial Group, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2012
Filed February 14, 2013
Form 10-Q for the Quarterly Period Ended September 30, 2013
Filed October 31, 2013
File Number: 001-11917

Dear Mr. Rosenberg:

On behalf of FBL Financial Group, Inc., this letter responds to the comments of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission contained in your letter dated December 17, 2013, concerning the company's filings referenced above. In order to facilitate your review of our responses, we have repeated your comments in bold immediately followed by our response in plain text. References throughout this letter to “the Company” "we" and "our" are to FBL Financial Group, Inc.

Form 10-K for the fiscal year ended December 31, 2012

Note 1. Significant Accounting Policies
Deferred Acquisition Costs and Value of Insurance In Force Acquired, page 68

1. Please provide us proposed revised disclosure to be included in future periodic reports that clarifies, if true, that you capitalize only acquisition costs related directly to the successful acquisition of new or renewal insurance contracts. Refer to ASC 944-30-25-1A.

RESPONSE:

We will expand the discussion of our capitalization policies within the notes to our audited financial statements contained in our 2013 Form 10-K as follows:

“Deferred acquisition costs include certain direct costs of successfully acquiring new insurance business, including commissions and other expenses related to the production of new business, to the extent recoverable from future policy revenues and gross profits. Also included are premium bonuses and bonus interest credited to contracts during the first contract year only.”

Note 9. Stockholders’ Equity, page 94

2. Please provide us proposed disclosure to be included in future periodic reports of the amount of retained earnings or net income that is restricted or free of restrictions for payment of dividends by FBL Financial Group, Inc. to its stockholders as required by Rule 4-08(e)(1) of Regulation S-X.

RESPONSE

We will include the following disclosure in the notes to our audited financial statements contained in our 2013 Form 10-K:

“The amount of dividends we have available to pay our common shareholders is limited to a certain extent by the amount of dividends our primary operating subsidiary, Farm Bureau Life, is able to pay to its parent, FBL Financial Group, Inc. Farm Bureau Life's ability to pay dividends to FBL Financial Group, Inc. is limited by Iowa law to earned profits (statutory unassigned surplus) as of the date the dividend is paid, as determined in accordance with accounting practices prescribed by insurance regulatory authorities of the State of Iowa. Further, Farm Bureau Life’s dividends are required to be approved by the Insurance Division, Department of Commerce, State of Iowa if the dividend plus all dividend distributions for the preceding twelve months exceed the greater of; ten percent of its statutory surplus or its statutory net gain from operations for the twelve-month period ended December 31stof the preceding year. At December 31, 2013 Farm Bureau Life’s statutory unassigned surplus was $___. During 2014, the maximum amount legally available for distribution to FBL Financial Group, Inc, without further regulatory approval is $________. “

Note 14. Statutory Insurance Information, page 105

3. Although you disclose on pages 15 and 106 that you and your insurance subsidiaries currently exceed the minimum capital requirements, please provide us proposed disclosure to be included in future periodic reports of the amount of statutory capital and surplus necessary to satisfy regulatory requirements if significant in relation to actual statutory capital and surplus, as required under ASC 944-505-50-1b. If not significant, please clarify in the disclosure.

RESPONSE

We will expand our discussion of our life insurance company statutory capital levels in the footnotes to our audited financial statements contained in our 2013 Form 10-K as follows:

“State laws specify regulatory actions if an insurer's risk-based capital (RBC) ratio, a measure of solvency, falls below certain levels. The NAIC has a standard formula for annually assessing RBC based on various risk factors related to an insurance company's capital and surplus, including insurance, business, asset and interest rate risks. The insurance regulators monitor the level of RBC against certain minimums, with an RBC ratio of 200% or lower resulting in an increasing severity of regulatory actions with an RBC ratio of 70% being the point at which the regulators will assume control over the insurance company. As of December 31, 2013, our total adjusted capital was $_____ , resulting in a RBC ratio of ____%, compared with authorized capital of $______, required for an RBC ratio of 200%.”

We will expand the discussion of our life insurance company statutory capital level sufficiency in the Item 1A. Risk Factors section of our 2013 Form 10-K as follows:

“Failure to maintain adequate capital levels could lead to ratings downgrades and liquidity issues which could adversely affect our business and financial condition. Our current capital levels are well above any action level required by insurance company regulation. As of December 31, 2013, our total adjusted capital was $_____ , resulting in a RBC ratio of ____%, compared with authorized capital of $______, required for an RBC ratio of 200%.”

Form 10-Q for the quarter ended September 30, 2013 Results of Operations for the Periods Ended September 30, 2013 and 2012 Life Insurance Segment, page 39

4. Please tell us your accounting basis, citing the relevant accounting literature, related to your reclassification from deferred revenue to earned income and the increase in interest sensitive product charges of $6.3 million. In your response, please tell us whether your adjustment represents the correction of an error.

RESPONSE:

The adjustment referred to was an immaterial correction of an error made during the third quarter 2013 related to certain of our universal life insurance products. For universal life contracts, United States Generally Accepted Accounting Principles (“GAAP”) specifies that product charges assessed to policyholders that represent compensation for services to be provided in future periods are not to be considered earned in the period assessed, but rather held as an unearned revenue reserve liability and recognized in income in future periods using the same assumptions and factors used to amortize deferred acquisition costs (ASC 944-605-25-5, formerly Financial Accounting Standard 97).

Most of our universal life insurance products have a structure in which product charges are assessed for a period of time (typically equal to the insurance policy surrender charge period) and are zero thereafter even though the policy continues in force. Per GAAP, it is appropriate for these excess front-end product charges to be held as deferred revenue and amortized over the lifetime of the contract.

During 2008, we introduced a new universal life insurance product with secondary guarantees (“ULSG”). These ULSG policies assess product charges at a uniform rate over the life of the policy (i.e. product charges are not front loaded). During the third quarter 2013, we discovered the ULSG product had been incorrectly set-up in our policy administration system under the assumption the product charges were front loaded, similar to our other universal life products. Accordingly, our interest sensitive product charge revenue has been understated each year since 2008, with the unrecognized revenue held as an unearned revenue reserve. The impact to overall financial results is partially muted as higher product charge income is offset by an increase in benefit reserves required under GAAP for products with profits followed by losses in future periods (such as products with secondary guarantees) (ASC 944-605-25-8, formerly known as “SOP 03-1” reserves), as well as an increase in amortization of the deferred acquisition costs associated with this block of business, as such amortization is based on the timing of profits recognized on this product (higher current period revenue, higher current period amortization of deferred costs).

During the third quarter 2013, the error was identified and corrected. We concluded the correction should be reflected in third quarter 2013 operating results given its immateriality. The Company considered both the quantitative and qualitative factors in SEC Staff Accounting Bulletins No. 99 and No. 108, Materiality, and ASC 250, Accounting Changes and Error Corrections, as we evaluated the impact of this error on our historical and interim 2013 consolidated financial statements.

The guidance in ASC 250-10-45-27, Materiality Determination for Correction of an Error, states, “In determining materiality for the purpose of reporting the correction of an error, amounts shall be related to the estimated income for the full fiscal year and also to the effect on the trend of earnings. Changes that are material with respect to an interim period but not material with respect to the estimated income for the full fiscal year or to the trend of earnings shall be separately disclosed in the interim period.”

Quantitative considerations included evaluating the impact of the error correction to the consolidated interim financial statements, revenues, income from operations and net income for the three and nine months ended September 30, 2013. A summary of the impact to those periods is as follows:

Summary of the correcting entries recorded during the third quarter 2013 (in thousands):

Increase to interest sensitive product charges	$6,300
Increase to benefit reserves	(2,300)
Increase to amortization of deferred policy acquisition costs	(1,200)
Increase to pre-tax net income and operating income	2,800
Income tax impact	(980)
Increase to net income and operating income	$1,820

Summary of the impact of the corrections on the results for the three and nine months ended September 30, 2013:

	Three month period	Nine month period
	(Dollars in Thousands)
Total revenues for the period	$173,516	$518,247
% impact of correction	3.6%	1.2%

Net income for the period	$26,985	$81,476
% impact of correction	6.7%	2.2%

Operating income for the period	$26,559	$75,330
% impact of correction	6.9%	2.4%

The impact to overall revenue is insignificant, at 3.6% for the third quarter 2013 and 1.2% for the nine month period ended September 30, 2013. Based on our operating trends, the impact to 2013 full year revenues is expected to be less than 1%. The impact on net income and operating earnings for the third quarter was more significant.  However, the error was slightly higher than 2% for the nine month period ended September 30, 2013, which represents an immaterial increase in overall earnings for that period. In addition, based on operating trend, the 2013 full year net income and operating earnings impact is expected to be less than 2%, which is also immaterial. Using the guidance in ASC 250-10-45-27, Materiality Determination for Correction of an Error, the impact of the correction on quarterly earnings was separately disclosed in the notes to the consolidated financial statements. As we highlight below, we also considered a number of qualitative factors including the impact on analyst estimates, management incentives and regulatory factors noting no material impact from either the correction of the error during the current year or the prior periods during which the error occurred.

The build-up of the unearned revenue reserve liability which was released during 2013 occurred over a five year period as product charges were received on the ULSG products and deferred. Accordingly, the impact to any prior period and our earnings trends was also not significant. To illustrate, below is a summary of the product charges incorrectly deferred during 2010, 2011, 2012 and the first two quarters of 2013. The product charges increased from year to year as the block of business grew over time. As discussed above, the impact to net income would be significantly less than the unrecorded product charge revenue as approximately 70% of that income would have been offset by changes in the reserve for secondary guarantees, changes in the amortization of deferred policy acquisition costs, and the effect of income taxes.

	Six months ended	Year ended December 31,
	June 30, 2013	2012	2011	2010
	(Dollars in Thousands)
Understated interest sensitive product charges	$1,200	$2,100	$1,500	$1,000
Reserve change/deferred acquisition cost amortization/income taxes impacts	(840)	(1,470)	(1,050)	(700)
Understated net income and operating income	$360	$630	$450	$300

Total revenues for the period	$344,731	$655,540	$618,337	$606,342
% of understatement of total revenues	0.3%	0.3%	0.2%	0.2%

Net income for the period	$54,491	$79,857	$40,745	$115,580
% of understatement of total revenues	0.7%	0.8%	1.1%	0.3%

Operating income for the period	$48,771	$82,759	$78,818	$72,288
% of understatement of total revenues	0.7%	0.8%	0.6%	0.4%

In addition to the financial impact of the error, we also considered a number of potential qualitative impacts. A summary of this analysis is as follows:

1. Whether the misstatement arises from an item capable of precise measurement or whether it arises from an estimate and, if so, the degree of imprecision inherent in the estimate	The error did not relate to an estimation problem, rather the incorrect application of the deferred revenue accounting guidance for insurance product charges.
2. Whether the misstatement masks a change in earnings or other trends	The item arose over a period of time and was not significant to any period. In addition, the correction is not significant to the nine month or estimated full year periods.
3. Whether the misstatement hides a failure to meet analysts' consensus expectations for the enterprise	It does not and actually would have slightly improved earnings in the prior periods. Third quarter 2013 earnings exceeded analyst expectations without benefit from the error correction.
4. Whether the misstatement changes a loss into income or vice versa	No.
5. Whether the misstatement concerns a segment or other portion of the registrant's business that has been identified as playing a significant role in the registrant's operations or profitability
It impacts the Life segment and would have resulted in an insignificant increase in operating earnings in each impacted period. Life segment is a significant portion of our business, but the impact is immaterial.

6. Whether the misstatement affects the registrant's compliance with regulatory requirements	No, it does not impact regulatory capital or any other regulatory measure.
7. Whether the misstatement affects the registrant's compliance with loan covenants or other contractual requirements	No.
8. Whether the misstatement has the effect of increasing management's compensation - for example, by satisfying requirements for the award of bonuses or other forms of incentive compensation
No management bonuses were impacted by the prior year errors. Bonuses during 2013 are not expected to be impacted given the level of earnings we have achieved during the year without considering the impact of the correction.

9. Whether the misstatement involves concealment of an unlawful transaction.	No.
10. Was the misstatement intentional
This was not an intentional error. Rather it related to a new product with a different feature that required an adjustment to our accounting model that was detected as the block of business grew to a point where the difference was noticed.

We also considered the nature of the error in relationship to our assessment of the effectiveness of our controls over financial reporting, and concluded that it was not caused by a material weakness in our financial reporting controls. We have a number of controls in place to detect errors of a material nature which historically have been and continue to be effective. As this block of business and the related product charges grew, the error was identified. We seek to continually improve our control environment. In this instance, detection was aided by refinements to our financial projection models for the ULSG product which allowed us to quickly isolate the issue. While the refinement in the modeling process aided our detection of this immaterial error, we did not feel it rose to the level of a significant control environment change, and accordingly did not highlight it in our discussion of our control environment in Item 4, Controls and Procedures, of our third quarter 2013 Form 10-Q. As discussed above, the ULSG product is one of many products we offer our customers, the modeling refinement was a relatively minor change to our process.

Going forward we will directly discuss the nature of such corrections more clearly within our disclosures. We will make clear that the correction represents an “immaterial correction”, and if we highlight such a correction, we will provide perspective to the readers of our financial statements that no prior period was significantly impacted.

The Company acknowledges that:

•	we are responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We believe that these responses have addressed the issues raised in the comment letter. However, should you require additional information, please do not hesitate to contact me at (515) 226-6399.

Sincerely,

By: /s/ Donald J. Seibel
Donald J. Seibel
Chief Financial Officer
FBL Financial Group, Inc.